SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Act of 1934
(Amendment No. 3)

ASE Test Limited
(Name of Issuer)

Ordinary Shares, par value $0.25 per share
(Title of Class of Securities)

Y02516 10 5
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. Y02516 10 5	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CHANG YAO HUNG-YING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 43,012
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 43,012
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer.

ASE Test Limited (the “Company”)

Item 1(b). Address of Issuer's Principal Executive Offices.

10 West Fifth Street
Nantze Export Processing Zone
Kaohsiung, Taiwan
Republic of China

Item 2(a). Name of Person Filing.

Chang Yao Hung-ying

Item 2(b). Address of Principal Business Office or, if None, Residence.

The business address of Chang Yao Hung-ying is: 10th Floor, No. 420 Keelung Road, Section 1, Taipei, Taiwan, Republic of China.

Item 2(c). Citizenship.

Chang Yao Hung-ying is a citizen of Taiwan, Republic of China.

Item 2(d). Title of Class of Securities.

This statement relates to the Company's ordinary shares, par value $0.25 per share (“Shares”).

Item 2(e). CUSIP Number.

Y02516 10 5

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
             Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) and (b) Chang Yao Hung-ying beneficially owns 3,012 Shares, representing approximately 0.003% of the outstanding Shares. In addition, under the Company’s share option plans, Chang Yao Hung-ying owns options convertible into 40,000 Shares. Chang Yao Hung-ying is the mother of Jason C.S. Chang, the beneficial owner of 52,474,648 Shares.

     (c) Chang Yao Hung-ying has sole power to vote and to dispose of 43,012 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
             Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:	/s/ CHANG YAO HUNG-YING
	Name:	CHANG YAO HUNG-YING